Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Lion Biotechnologies, Inc. for the registration of up to $100,000,000 of common stock, preferred stock, and/or warrants, and the incorporation by reference therein of our reports dated March 11, 2016, with respect to the financial statements of Lion Biotechnologies, Inc. and the effectiveness of internal control over financial reporting of Lion Biotechnologies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Weinberg & Company, P.A.

Los Angeles, California

May 10, 2016